SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 24)

                    Of S.G.I. Partners, L.P.

            Under the Securities Exchange Act of 1934


              National Discount Brokers Group, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           635646-10-2
                         (CUSIP Number)

                      S.G.I. Partners, L.P.
                          120 Broadway
                       New York, NY 10271
                         (212) 433-7015
          (Name, address and telephone number of person
        authorized to receive notices and communications)


                        February 8, 1999
     (Date of event which requires filing of this statement)

Cusip No. 635646-10-2
_____________________________________________________
1. NAME OF REPORTING PERSON S.G.I Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 112972100
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b)
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE AND AMOUNT OF FUNDS  W

                (Continued on following page(s))
                        Page 1 of 4 Pages

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E) N/A
_____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
_____________________________________________________
7. SOLE VOTING POWER NUMBER OF SHARES 1,064,659
________________________________________________
8. SHARED VOTING POWER 0
________________________________________________
9. SOLE DISPOSITIVE POWER 1,064,659
________________________________________________
10.SHARED DISPOSITIVE POWER 0
_____________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,064,659

_____________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
_____________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.60%
_____________________________________________________
14.  TYPE OF REPORTING PERSON PN
_____________________________________________________


Preliminary Note
     This statement constitutes Amendment No. 24 to the Statement on Schedule 13D originally filed (the "Original Statement") by
SGI.
     This Amendment is filed to reflect the recent transactions in the security.

Item 1. Security and Issuer
     This Amendment relates to the Common Stock, par value $.01
(the "Common Stock"), of National Discount Brokers Group, Inc., a
Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10 Exchange Place, Jersey City, New Jersey, 07302.

Item 2.  Identity and Background
     The person filing this Amendment is SGI.

SGI's business address is:
          120 Broadway
          New York, New York 10271

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4.  Purpose of Transaction

     Sales of securities were effected by SGI pursuant to SEC Rule 144 for the purpose of satisfying the liquidity needs of SGI and its partners.
     SGI has no plans or proposals which relate to or which would result in any of the actions in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
     (a) As of February 5, 1999, SGI beneficially owned directly an aggregate of 1,064,659 shares of Common Stock, constituting 7.60% of the 14,010,407 shares outstanding.
     (b) SGI has sole dispositive power with respect to the 1,064,659 shares that it owns.
     (c) The following table sets forth information with respect to all sales of Common Stock by SGI since February 2, 1999. There were no purchases by the reporting person during the period covered by this Amendment.



Date of        Number of      Price          Type of
Transaction    Shares         Per Share      Transaction

02/03/99       440,000        29.99          Open Market Sale
02/04/99       200,000        40.32          Open Market Sale
02/04/99        25,000         42.73          Open Market Sale
02/04/99         5,000        29.50          Open Market Sale
02/04/99         5,000        30.00          Open Market Sale

02/04/99         3,000        30.25          Open Market Sale

02/04/99        10,000        30.25          Open Market Sale

02/04/99         1,300        30.38          Open Market Sale

02/04/99         5,400        30.50          Open Market Sale

02/04/99        10,000        30.50          Open Market Sale

02/04/99        10,000        30.50          Open Market Sale

02/04/99         5,000        30.50          Open Market Sale

02/04/99           300        30.75          Open Market Sale

02/04/99        10,000        31.00          Open Market Sale

02/04/99        10,000        31.00          Open Market Sale

02/05/99       318,400        28.06          Open Market Sale

SGI disclaims beneficial ownership of any other person's shares.

Item 6. Contract Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A
Item 7.  Material to be filed as Exhibits
     None.
                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated: February 8, 1999

SGI Partners, L.P.
SGI Partners, L.P.